EXHIBIT 21.1

Subsidiaries

Chalk Experiences, LLC, a Delaware limited liability company, wholly-owned.

ONAR, LLC, a Delaware limited liability company, wholly-owned.

Reliant Pools, Inc., a Texas corporation, wholly-owned.

Reliant Custom Homes, Inc., a Texas corporation, wholly-owned.

Storia Agency, LLC, a Delaware limited liability company, wholly-owned.

VMED Services LLC, a Delaware limited liability company, wholly-owned.